

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Chinh E. Chu
Chief Executive Officer
CC Neuberger Principal Holdings I
200 Park Avenue, 58th Floor
New York, NY 10166

>   **Re: CC Neuberger Principal Holdings I**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed December 14, 2020**
>   **File No. 333-249953**

Dear Mr. Chu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed on December 14, 2020

Selected Historical Financial and Other Data of E2open
Non-GAAP Financial Measures, page 51

1.   We note the revisions throughout your filing in response to prior comment 1. Please also include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measures when presenting ratios of non-GAAP measures in tabular disclosures throughout your filing. For example, in your reconciliations of Adjusted Gross Profit and Adjusted Gross Margin, please disclose the amount of GAAP gross margin for each of the periods presented.

CCNB1 Board's Reasons for the Approval of the Business Combination, page 177

2.   We note your response to prior comment 14 regarding the valuation process performed by your board. To the extent material, please disclose the multiples of the selected comparable companies the board evaluated and the 14 precedent transactions that the board considered in its valuation.

Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 221

3.   In the discussion of your determination of the accounting acquirer, please also address the basis for your conclusion that CCNB1 is the primary beneficiary of E2open Holdings, which was determined to be a VIE, as explained in your response to prior comment 15.

Note 4. Adjustments to Pro Forma Condensed Combined Balance Sheet, page 232

4.   In response to prior comment 17, you indicate that you will apply a re-creation cost and/or with-and-without methodology to estimate the fair value of the customer relationships intangible. Tell us what consideration was given to using a valuation technique based on the expected present value of future cash flows available from future contracts with these customers.

Note 5. Adjustments to Pro Forma Condensed Combined Statements of Operations, page 236

5.   As explained in your response to prior comment 18, the (AA) adjustments were computed based on the percentage fair value reduction of deferred revenue applied to the total reported amount of revenue. Pro forma income statements should reflect the effects of the pro forma balance sheet adjustments assuming the adjustments were made as of the beginning of the fiscal year presented. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X. Please revise the pro forma adjustment to reflect the fair value reduction related to the amount of revenue recognized during the periods that was included in deferred revenue at the beginning of the fiscal year presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations of E2open
Liquidity and Capital Resources, page 307

6.   Please update the date through which E2open believes it will have sufficient cash resources to meet its requirements. In this regard, you disclose on page F-50 that you will have sufficient resources until at least November 2021. In addition, please revise to indicate your compliance with the covenants of the Term Loan Due 2024 and Revolving Credit Facility as of the most recent interim balance sheet date.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Peter Seligson, Esq.